Mail Stop 4561
									December 22, 2005

Mr. Michael A. Richard
Chief Financial Officer and Principal Accounting Officer
VillageEDOCS
14471 Chambers Road
Suite 105
Tustin, CA   92780

      Re:	VillageEDOCS
		Form 10-KSB/A for Fiscal Year ended December 31, 2004 Forms 10-QSB for Fiscal Quarters Ended March 31, 2005,
June 30, 2005, and September 30, 2005
      File No. 000-31395


Dear Mr. Richard:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10-KSB for the year ended December 31, 2004

Note 3 - Summary of Significant Accounting Policies

1. In future filings, please expand your disclosure regarding your accounting policy for goodwill and intangible assets to include a discussion of how you perform the impairment test on your goodwill.

Note 5 - Acquisitions and Intangible Assets


2. We note that you have allocated $500,000 and $50,000 of the purchase price of TBS to a customer list and a trade name, respectively, and $2,127,306 to goodwill. We also note in the financial statements of TBS for the years ended December 31, 2003 and
2002 in your 8-K/A filed on April 30, 2004 that TBS retains licensing rights to software provided by Seagull and recognizes revenue from maintenance contracts with customers. Additionally, on your website, www.tbsonline.com, you state that TBS participates in the IBM Business Partner Program through a contractual relationship. Please tell us how you considered these licensing rights, customer contracts, and the contractual relationship with IBM when identifying the unrecorded intangible assets acquired from TBS and also how you determined the value of the customer list and trade name that you recorded.

Note 7 - Convertible Notes Payable to Related Parties

3. We note that you have issued non-conventional convertible notes to
C. Alan Williams, Joan P. Williams, and James Townsend. Please provide us with a detailed analysis of how you evaluated the embedded conversion features of these notes under SFAS 133 and EITF 00-19.














Forms 10-QSB for the periods ended June 30, 2005 and September 30,
2005

Note 4 - Summary of Significant Policies

Inventories

4. We note that you acquired $245,000 of inventory in the acquisition of Phoenix Forms, Inc. in April 2005. We also note, per review of the 2004 financial statements of Phoenix Forms, Inc., that this inventory consists of primarily software and software licenses purchased for resale. In future filings, please update your disclosures regarding inventory to include a description of the acquired inventory. Additionally, please expand your disclosure on your inventory policy to discuss your procedures related to and accounting treatment of obsolete inventory. In your response to this letter, please advise us of your proposed disclosures.

Revenue Recognition

5. We note that your deferred revenue balance as of June 30, 2005 and
September 30, 2005 is over $1,000,000, most of which appears to have been acquired from Phoenix Forms, Inc. Please provide us with more details regarding the nature of the amounts deferred and the circumstances and expected timing of recognition of the deferred amounts.

Product and Technology Development

6. We note that you acquired software development costs in the acquisition of Phoenix Forms, Inc. and that you have not updated your accounting policy disclosures regarding your policy for capitalized software development costs. We also note, per review of financial statements of Phoenix Forms, Inc. filed in your 8-K/A on June 29, 2005, that costs associated with the development of software products were capitalized by Phoenix Forms, Inc in accordance with SFAS 86. In future filings, please expand your disclosure regarding your capitalization policy of software development costs to include what types of costs are capitalized and how you determine that technological feasibility has been established. In your response to this letter, please advise us of your proposed disclosures.





Note 6 - Notes Payable and Convertible Notes Payable to Related
Parties

7. We note that you issued warrants to Barron Partners, LP in connection with the convertible note on April 13, 2005. We also note that the warrants have cashless options and registration rights which include significant liquidated damages. Please provide us with a detailed analysis of how you evaluated the warrants under SFAS 133 and EITF 00-19.

Note 7 - Stockholders` Equity

Common Stock

8. You disclose in your Item 10 Executive Compensation section of your 10-KSB for the year ended December 31, 2004 that both Mr. Conner and Mr. Hill will be paid incentive bonuses for each acquisition closed during the terms of their employment agreements in the amounts of 2% and 3.5% of the acquisition price, respectively. We note that
Mr. Conner was issued shares as a finder`s fee valued at $12,257 in connection with the acquisition, but we do not note that he was issued shares pursuant to his incentive bonus. Please tell us if you have paid these bonuses to Mr. Conner and Mr. Hill or if the amounts owed have been accrued in your financial statements.

9. We note that you issued shares on June 30, 2005 and September
30,
2005 to individuals as finder`s fees related to the induced conversions of certain notes and recorded these fees against additional paid in capital. Please tell us what accounting guidance you used to determine the proper treatment of these fees.  It appears
that these should have been expensed in accordance with paragraph
24
of SFAS 84.

Forms 10-QSB for the periods ended March 31, 2005, June 30, 2005, and
September 30, 2005

Intangible Assets

10. In all future filings in which a balance sheet is presented, please add a footnote detailing the gross carrying amounts and accumulated amortization, in total and by major intangible asset class. For reference, please see paragraph 45(a)(1) of SFAS 142.






      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

      You may contact Jessica Barberich at (202) 551-3782 or me at
(202) 551-3486 if you have questions regarding comments on the financial statements and related matters.



								Sincerely,



Daniel Gordon
Branch Chief



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Mr. Michael A. Richard
VillageEDOCS
December 22, 2005
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